UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Retalix Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

 M8215W109

(CUSIP Number)

Irving Rothstein, Esq. Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP 750 Lexington Avenue 23rd Floor New York, New York 10022 (212) 888-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Ronex Holdings, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ________
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER ________
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. Ronex Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ______
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI Opportunity 2005 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI Opportunity II Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS.FIMI Israel Opportunity Fund II, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER ____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS.FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER 2,330,696
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,330,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,696
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 1.0 per share (“Shares”) of Retalix Ltd., an Israeli corporation. The principal executive offices of the Issuer are located at 10 Zarhin Street, Ra’anana 43000, Israel.

Item 2.	Identity and Background

Ronex Holdings, Limited Partnership ("Ronex") is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

Ronex Holdings Ltd. is a corporation organized under the laws of the State of Israel and is the sole general partner of Ronex. Its principal business is the management of Ronex.

FIMI Opportunity 2005 Ltd. is a corporation organized under the laws of the State of Israel, is a shareholder of Ronex Holding Ltd. and the managing general partner of each of FIMI Opportunity II Fund, L.P. and FIMI Israel Opportunity Fund II, Limited Partnership (the "FIMI II Funds"). Its principal business is the management of the FIMI II Funds.

FIMI IV 2007 Ltd. is a corporation organized under the laws of the State of Israel, is a shareholder of Ronex Holding Ltd. and the managing general partner of each of FIMI Opportunity IV, L.P. and FIMI Israel Opportunity IV, Limited Partnership (the "FIMI IV Funds"). Its principal business is the management of the FIMI IV Funds.

FIMI Opportunity II Fund, L.P. is a limited partnership organized under the laws of the State of Delaware and is a limited partner of Ronex. Its principal business is investment in securities.

FIMI Israel Opportunity Fund II, Limited Partnership is a limited partnership organized under the laws of the State of Israel and is a limited partner of Ronex. Its principal business is investment in securities.

FIMI Opportunity IV, L.P. is a limited partnership organized under the laws of the State of Delaware and is a limited partner of Ronex. Its principal business is investment in securities

FIMI Israel Opportunity IV, Limited Partnership is a limited partnership organized under the laws of the State of Israel and is a limited partner of Ronex. Its principal business is investment in securities.

Mr. Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of all of the general partners mentioned above. Mr. Davidi controls the Reporting Persons through companies controlled by him.

The principal business address for each of the Reporting Persons is c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Menahem Begin Rd., Tel-Aviv 67137, Israel.

During the last five years, none of the Reporting Persons (including the general partners of partnerships and the directors and executive officers of corporations) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of 11 a.m., New York City time, on February 11, 2008, the aggregate purchase price of the 2,330,696 Shares purchased by Ronex was $37,190,034. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the working capital of the limited partnerships comprising Ronex.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they will be able to contribute to the Issuer's performance and assist its management in meeting profitability levels that are compatible with industry standards. The Reporting Persons will seek to have conversations with members of the Issuer's management to discuss ideas that management and the Reporting Persons may have to enhance shareholder value. The Reporting Persons intend to request the Issuer to convene a special shareholder meeting for the purpose of making certain changes in the composition of the board of directors of the Issuer.

The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer

(a)- (b)                       The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 2,330,696 Shares, representing approximately 11.7% of the Issuer's Shares, (based upon the 19,885,845 Shares stated to be outstanding as of May 31, 2007 as set forth in the 20-F filed by the Issuer with the Securities Exchange Commission on June 21, 2007).

(c)            Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons.

(d)            Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 11, 2008

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	_____________________________________________

Ronex Holdings, Limited Partnership By: Ronex Holdings Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
Ronex Holdings Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity 2005 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI IV 2007 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity II Fund, L.P. By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity Fund II, Limited Partnership By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
Ishay Davidi /s/ ISHAY DAVIDI

Exhibit 1

Joint Filing Agreement,

Dated as of February 11,2008

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Ronex Holdings, Limited Partnership, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership and Mr. Ishay Davidi on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to ordinary shares, par value NIS 1.0 per share, of Retalix Ltd., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February 2008.

Dated: February 11, 2008	_____________________________________________

Ronex Holdings, Limited Partnership By: Ronex Holdings Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
Ronex Holdings Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity 2005 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI IV 2007 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity II Fund, L.P. By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity Fund II, Limited Partnership By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
Ishay Davidi /s/ ISHAY DAVIDI

SCHEDULE A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons. All such transactions were effected by Ronex Holdings, Limited Partnership in the open market.

Date	No. of Shares	Average Price Per Share ($)
January 7, 2008	25,674	13.24
January 8, 2008	38,331	13.53
January 9, 2008	8,906	13.15
January 10, 2008	30,962	13.03
January 13, 2008	21,384	13.21
January 14, 2008	130,019	14.11
January 15, 2008	186,662	14.15
January 16, 2008	180,555	14.05
January 17, 2008	13,824	14.00
January 20, 2008	47,120	13.91
January 21, 2008	8,402	13.48
January 22, 2008	13,979	13.31
January 23, 2008	84,449	13.63
January 24, 2008	9,327	13.73
January 27, 2008	56,773	14.43
January 29, 2008	77,468	14.97
January 30, 2008	1,030	14.93
January 31, 2008	146,234	15.42
February 3, 2008	88,196	16.17
February 4, 2008	90,167	16.72
February 5, 2008	65,919	16.80
February 6, 2008	19,499	16.76
February 7, 2008	24,096	16.92
February 8, 2008	7,000	17.03
February 10, 2008	310,355	17.13
February 11, 2008	644,365	18.05